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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Smith                            Burton                 J.
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   (Last)                           (First)             (Middle)

   2815 Eastlake Avenue East
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                                    (Street)

   Seattle                          WA                   98102
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Tera Computer Company (TERA)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year


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5. If Amendment, Date of Original (Month/Year)

   10/97
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [ X ]   Other (specify below)

           Chairman & Chief Scientist
           -------------------------------------------------------
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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          10/27/97       S               5,604(1)    D      $1.76    284,123(2)     D
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
(1) Sold to four employees of Tera Computer Company pursuant to the exercise of options under option agreements dated 10/5/92 between the Reporting Person and each employee.

(2) Includes 8,434 shares of Common Stock subject to option agreements, dated 10/5/92, between the Reporting Person and certain employees of Tera Computer Company, pursuant to which such employees have the right to purchase shares from the Reporting Person at $1.76 per share. These option agreements terminate on 12/31/97.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Employee Stock
Options (obliga-                                                      12-31-   Common
tion to sell)       $1.76    3-26-97  J(3)      14,831       Immed      97      Stock    14,831  n/a      8,434     D        n/a
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      "               "      6-23-97  J(4)              904    "        "         "         904   "         "       "         "
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      "               "      6-24-97   "                443    "        "         "         443   "         "       "         "
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      "               "      7-24-97   "                354    "        "         "         354   "         "       "         "
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      "               "      8-16-97   "                319    "        "         "         319   "         "       "         "
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      "               "      8-19-97   "              1,596    "        "         "       1,596   "         "       "         "
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      "               "      8-25-97   "                639    "        "         "         639   "         "       "         "
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      "               "      9-5-97    "                390    "        "         "         390   "         "       "         "
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      "               "      9-18-97   "                511    "        "         "         511   "         "       "         "
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      "               "     10-27-97   "              5,604    "        "         "       5,604   "         "       "         "
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====================================================================================================================================

Explanation of Responses:

See reverse for explanations of footnotes (1) and (2).

(3) Reflects satisfaction on 3/26/97 of condition precedent (completion of "integer sort" test by prototype computer system) to vesting of options to purchase an aggregate of 14,831 shares of Common Stock granted by Reporting Person to certain employees of Tera Computer Company pursuant to option agreements dated 10/5/92.

(4) Reflects exercise of options to purchase shares of Common Stock pursuant to option agreements, dated 10/5/92, between Reporting Person and certain employees of Issuer. Sales of Common Stock by the Reporting Person pursuant to the exercise of such options were timely reported on Form 4 Reports for June, July, August, September and October 1997.

           /s/ BURTON J. SMITH                              November 24, 1997
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

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